UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     February                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date February 12, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

TELKOM UPDATES:
NEW INTERCONNECTION RATE SCHEME IS WITHIN
COMPANY’S EXPECTATIONS
Jakarta, 4 February 2008 — PT Telekomunikasi Indonesia, Tbk. (TELKOM) views that the new interconnection rate scheme which will be implemented by the government on 1 April 2008 is within company’s expectations. In principle, TELKOM accepts this decision despite that company would need to review it in more detail. As far as it is for the public good and done in a fair way by considering the importance of the operators, TELKOM will support this new decision.
The interconnection cost based scheme for fixed wireline and fixed wireless particularly for fixed to fixed (F2F) and fixed to mobile (F2M) has actually decreased even without including the new rate adjustments or cost based calculation method.
For example, if we follow based on the new cost based calculation for local interconnect rate (F2F), the rate in 2007 of Rp 157/minute is adjusted to Rp 137/minute. However, since 2007, TELKOM has been using the rate of Rp 73/minute for F2F. On the other hand, for mobile to fixed (M2F) the rate in 2007 of Rp 268/min is adjutsted to Rp 203/minute. However, TELKOM has already been using the rate of Rp 152/minute.
At the time, this applied rate was a policy taken by the government to compensate for protecting the lower end consumers who were using the fixed line network. This use of tariff balancing scheme has been used for sometime now by the company, but TELKOM continues to be compliant for the concern of the public at large.
As an operator, TELKOM will do a rate recalculation of the retail tariffs. Nevertheless, further review is required before actual retail tariffs could be implemented.
The new interconnection scheme will drive telephony rates to become lower. TELKOM itself will respond positively by being more proactive in increasing its client base and increasing traffic across all of its services.
In anticipation of the reduction in the interconnection tariffs, TELKOM will take steps to increase infrastructure development of the TELKOM Group among others for the purpose of increasing coverage and volume thereby increasing market share.
By the end of 2007, TELKOM’S market share for Flexi is around 55%. By end of 2008, the target will be around 60%-65% with plans to increase a minimum of 3,000 BTS for 2008. For broadband access Speedy, the total number of subscribers in 2007 is around 240,000 will an additional lines in service (LIS) minimum of 1.2 million. In addition, the company also plans to increase market share for the corporate segment by a minimum of 50 % this year compared to the previous year. Some of the way that the TELKOM group expects to grow is to do acquisition activities such as acquiring 80% of PT Sigma whose main business is in IT Services and Disaster Recovery Services for the finance and banking sector. This entire process is expected to be completed around the end of February or early March 2008.
In the cellular segment, the company’s subsidiary Telkomsel will also deploy an additional minimum of 5,000 BTS with the aim of maintaining the company’s leading market share position. TELKOM will also increase its synergy activities within the group in order to increase the growth for the remaining part of 2008.
For further details, please contact:
Harsya Denny Suryo
Vice President Investor Relations and Corporate Secretary
PT. Telekomunikasi Indonesia, Tbk.